AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 2005

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

     [X]    MERGER

     [    ] LIQUIDATION

     [    ] ABANDONMENT OF  REGISTRATION
               (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form andcomplete verification at the end of the form.)

     [    ] Election of status as a BUSINESS DEVELOPMENT COMPANY
               (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: SEIX FUNDS, INC., ON BEHALF OF EACH OF ITS SERIES: SEIX CORE BOND FUND, SEIX INTERMEDIATE BOND FUND, SEIX HIGH YIELD FUND AND SEIX LIMITED DURATION FUND. UNLESS ANSWERED SEPARATELY FOR ONE OR MORE SERIES, RESPONSES BELOW APPLY TO ALL SERIES.

3.   Securities and Exchange Commission File No.: 811-8323

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8?

     [ X ] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     300 Tice Boulevard
     Woodcliff Lake, NJ 07675-7633


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6.   Name,  address and telephone  number of  individual  the  Commission  staff should contact with any questions regarding this form:

     Christina Seix
     Seix Investment Advisors,  Inc.
     300 Tice Boulevard Woodcliff
     Lake, NJ 07675-7633
     (800) 247-0473

     Copy to:

     Jon Rand, Esq.
     Dechert
     1775 Eye Street, N.W.,
     Washington, D.C. 20006-2401
     (212) 698-3634

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Seix Investment Advisors, Inc.
     300 Tice Boulevard
     Woodcliff Lake, NJ 07677
     (201)391-0300

     Investors Bank & Trust Company
     200 Clarendon  Street
     Boston,  Massachusetts 02116-9130
     (617)204-4652

     BISYS Fund  Services,  Ohio,  Inc.
     3435 Stelzer Road
     Columbus,  Ohio 43219
     (614)470-8000

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [ X ] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.


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9.   Subclassification if the fund is a management company (check only one):

     [ X ] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     MARYLAND

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

ADVISER/SUB-ADVISER                             ADDRESS

Seix Investment Advisors, Inc.                  300 Tice Boulevard
                                                Woodcliff Lake, NJ 07675

Trusco Capital Management, Inc.                 50 Hurt Plaza, STE 1400
                                                Atlanta, GA 30303

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Quasar  Distributors,  LLC
     615 East Michigan  Street
     Milwaukee,  Wisconsin 53202

13.  If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

          1.Depositor's name(s) and address(es):

          2.Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes [ X ] No

     If Yes, for each UIT state:
                Name(s):

          File No.: 811-_________

          Business Address:


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15.  (a) Did the fund obtain approval from the board of trustees  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ X ] Yes [ ] No

     If Yes, state the date on which the board vote took place:

     JUNE 22, 2004

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes [ ] No

     If Yes, state the date on which the shareholder vote took place:

     SEPTEMBER 23, 2004

     If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes [ ] No

          (a)  If  Yes,   list  the   date(s)  on  which  the  fund  made  those
          distributions:

          SEPTEMBER 23, 2004

          (b) Were the distributions made on the basis of net assets?

               [X] Yes [ ] No

          (c) Were the distributions made pro rata based on share ownership?

               [X] Yes [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


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EACH SHAREHOLDER OF SHARES OF SEIX CORE BOND FUND, SEIX  INTERMEDIATE BOND FUND,
SEIX HIGH YIELD FUND AND SEIX LIMITED DURATION FUND, EACH A SERIES OF SEIX FUNDS, INC., RECEIVED THAT NUMBER OF FULL AND FRACTIONAL SHARES OF THE STI CLASSIC INSTITUTIONAL CORE BOND FUND, STI CLASSIC INSTITUTIONAL INTERMEDIATE
BOND  FUND,  SEIX   INSTITUTIONAL   HIGH  YIELD  FUND  AND  STI  CLASSIC
INSTITUTIONAL LIMITED DURATION FUND, RESPECTIVELY, HAVING AN AGGREGATE NET ASSET VALUE EQUAL TO THE AGGREGATE VALUE OF SUCH SHAREHOLDER'S SHARES OF EACH FUND IMMEDIATELY PRIOR TO THE MERGER. THE VALUE OF EACH FUND'S ASSETS WAS COMPUTED AS OF THE CLOSE OF REGULAR TRADING ON THE NEW YORK STOCK EXCHANGE ON SEPTEMBER 23, 2004.


          (e) LIQUIDATIONS ONLY: Were any distributions to shareholders made in kind?

               NOT  APPLICABLE

               If  Yes,   indicate  the  percentage  of  fund  shares  owned  by
               affiliates, or any other affiliation of shareholders:

               NOT APPLICABLE

17.  CLOSED-END FUNDS ONLY:
     Has the fund issued senior securities?

     [ ] Yes [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ X ] Yes [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?


     (b)  Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes [ X ] No


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     If Yes,  describe  briefly  the  plans  (if any) for  distributing  to,  or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ] Yes [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     NOT APPLICABLE

     (b)  Why has the fund retained the remaining assets?

     NOT APPLICABLE

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes [ ] No

     NOT APPLICABLE

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes [X ] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i) Legal expenses:                                   $93,805.88

          (ii) Accounting expenses:                             $104,800.00


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          (iii)Other expenses (list and identify  separately):
               1) Mailing proxy statement and tabulation:       $9,795.16
               2) Printing N-14:                                $13,667.88

          (iv) Total expenses (sum of lines (i)-(iii) above):   $222,068.92

     (b)  How were those expenses allocated?

          THE TOTAL EXPENSES WERE BORNE BY THE INVESTMENT ADVISER. NO BROKERAGE COMMISSIONS WERE INCURRED IN CONNECTION WITH THE MERGER. NO EXPENSES WERE ALLOCATED TO THE FUNDS OR THEIR SHAREHOLDERS.

     (c)  Who paid those expenses?

          ALL EXPENSES WERE BORNE BY THE INVESTMENT ADVISER.

     (d)  How did the fund pay for unamortized expenses (if any)?

          TO THE EXTENT OF ANY UNAMORTIZED EXPENSES, THE INVESTMENT ADVISER REIMBURSED THE FUNDS FOR SUCH AMOUNTS.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes [ X ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes [ X ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes [ X ] No

     If Yes, describe the nature and extent of those activities:


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VI.  MERGERS ONLY

26.  (a) State the name of the funds surviving the Merger:

     SEIX CORE BOND FUND MERGED INTO STI CLASSIC INSTITUTIONAL CORE BOND FUND.

     SEIX  INTERMEDIATE   BOND  FUND  MERGED  INTO  STI  CLASSIC   INSTITUTIONAL
     INTERMEDIATE BOND FUND.

     SEIX HIGH YIELD FUND MERGED INTO SEIX INSTITUTIONAL HIGH YIELD FUND.

     SEIX LIMITED DURATION FUND MERGED INTO STI CLASSIC INSTITUTIONAL LIMITED DURATION FUND.

     EACH OF THE FUNDS SURVIVING THE MERGER IS A SERIES OF STI CLASSIC FUNDS (FILE NO. 811-06557)

(b) State the Investment Company Act file number of the funds surviving the Merger: 811-06557

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                        SEC File number:        333-117269
                        File number:            04908375
                        Form Type:              N-14 FILED BY STI CLASSIC FUNDS
                        Filing Date:            JULY 9, 2004

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

          The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SEIX FUNDS, INC.; (ii) he is the PRESIDENT AND TREASURER of SEIX FUNDS, INC.; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                                /s/ John G. Talty
                                                --------------------------------
                                                Name:  John G. Talty

                                                Title:  President and Treasurer





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